UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of Registrant’s name into English)

Zürichstrasse 38

8306 Brüttisellen

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Closing of Private Placements and ZigZag Global Limited Acquisition

On March 22, 2021, Global Blue Group Holding AG (the “Company”) and certain investors closed the previously announced private placements of 6,666,665 ordinary shares of the Company. Such ordinary shares were issued for an aggregate purchase price of $70,000,000, at $10.50 per share, payable in cash.

The proceeds from the private placements were used to finance the acquisition of ZigZag Global Limited, which closed on March 19, 2021.

Capital Increase

On March 22, 2021, the Company effected a capital increase in connection with the closing of the private placements, as reflected in the articles of association of the Company dated March 10, 2021. A copy of the articles of association is filed as exhibit 3.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit 3.1: Articles of association of Global Blue Group Holding AG, dated as of March 10, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Blue Group Holding AG
(Registrant)

Date: March 23, 2021	By:	/s/ JACQUES STERN
Name: Jacques Stern
Title: CEO